UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ] Form 10-D     [  ] Form N-SAR

For the period ending September 30, 2016

[  ]   Transition Report on Form 10-K

[  ]   Transition Report on Form 20-F

[  ]   Transition Report on Form 11-K

[  ]   Transition Report on Form 10-Q

[  ]   Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMAGE CHAIN GROUP LIMITED, INC.

Full Name of Registrant

HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.

Former Name if Applicable

Unit 07, 15F Convention Plaza Office Tower 1 Harbour Rd.

Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong, China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 on a timely basis because the Company requires additional time to work with its auditors to prepare and finalize the Form 10-Q. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Wenchang Gu	(852)	3188-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We believe that our net sales for the quarter ended September 30, 2016 will have increased to approximately $200,000 from a negligible number for the quarter ended September 30, 2015 and that our net loss for the quarter ended September 30, 2016 will have increased by approximately 100 times compared to that of the quarter ended September 30, 2015.

IMAGE CHAIN GROUP LIMITED, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2016	By:	/s/ Wenchang Gu
Wenchang Gu
Chief Executive Officer, Chief Financial Officer, President, and Chairman (Principal Executive Officer, Principal Accounting and Financial Officer)